

Enterprise Bancorp, Inc.
parent company of Enterprise Bank

A Year of Growth and Transformation

2024

Annual Report

SINCE OUR EARLIEST DAYS, ENTERPRISE BANK HAS BEEN AN AVID PATRON AND SUPPORTER OF THE ARTS.

We have always believed that supporting the local creative economy is inextricably linked to our mission of helping to create vibrant, prosperous communities and making them better places to live and work. Through volunteerism, sponsorships, and charitable donations, we have consistently invested in and fostered local talent, programs, and organizations. In our offices and branches, we adorn the walls with pieces commissioned through our community art program—an initiative that dates back to our founding through which we've purchased over 1,000 original piece from well over 300 local artists—adding vibrancy to our spaces and spotlighting artists who call our communities home.

About the Cover
Featured on the cover of this report is a paint-stroke design, a nod to our Bank's longstanding commitment to, and appreciation for, the arts. The dual parallel lines represent our Enterprise and the communities we serve, side by side in lock-step unity, a shared history between us; the overlap and blending of the strokes symbolizing the connections between us and the relationships we've fostered.



Left
Red Square In Abstract Landscape,
Jay Connolly

Below
Vineyard Flowers II,
Maryrose O'Connell





Above
Still Life And Sky,
Deirdre Grunwald

Right
In The Fall,
Laurie Simko



To Our Shareholders,

It was a year of significant change at Enterprise Bank. A year marked by strong financial performance, succession planning in action, and defining decisions about our path forward.

On January 3, 2024, our Bank celebrated its 35th anniversary. Born of an entrepreneurial spirit, we've come a long way since opening our doors at 222 Merrimack Street in 1989. Over those 35 years, we opened 27 branches, made billions of dollars in loans to local businesses and individuals, hired, nurtured, and trained thousands of team members, supported hundreds of charitable and nonprofit organizations, volunteered hundreds of thousands of hours in our communities, and recorded 141 consecutive profitable quarters.

Throughout our history, we've also continually evolved and adapted to meet the ever-changing needs and expectations of our customers, leveraging new technologies, industry best practices, and ongoing training for our team members. Each step in our journey of evolution has sought to empower our team members to better serve our customers and communities, and to enhance the overall customer experience. Throughout our growth and expansion, and throughout every economic cycle, we have remained true to our founding purpose: to help create successful businesses, jobs, opportunities, wealth, and vibrant communities.

2024 Financial Results

We have now recorded 141 consecutive profitable quarters and have increased our annual dividend for 33 consecutive years; our dividend has increased every year since we began paying a dividend.

Financial results for 2024 include:

- Net income was $38.7 million;
- Total loans grew by 12% and amounted to $3.98 billion at year end;
- Total customer deposits grew by 5% and amounted to $4.19 billion at year end;
- Total assets ended 2024 at $4.83 billon, an increase of 8%;
- Wealth assets under management and administration ended 2024 at $1.54 billion, an increase of 16%;
- Loan quality continued to be strong at December 31, 2024 with non-performing loans at 0.67% of total loans and net charge-offs for the year at $206 thousand. Additionally, the allowance for credit losses was 1.59% of total loans.

Our People, Our Culture

Enterprise Bank would not be the successful and well-respected institution it is today if not for our amazing team members. The exceptional service and care our customers enjoy, and the transformative community impact our Bank has achieved, are results of the hard work and dedication of our valued team members. Each member of our Enterprise family embodies the values we stand for, serving with integrity and a sincere commitment to their customers and communities. They are the heart and soul of who we are as a bank.



Buoys, Dr. Andrew Kusmin

Another defining factor of who we are and how far we've come is our Bank leadership; a product of effective succession planning that has always been an integral part of our Bank's business strategy. Fostering talent from within and cultivating leaders who possess not just the required industry knowledge, but an understanding of what it means to be an Enterprise Banker as well—knowing our communities, understanding our customers, and sharing our dedication to building relationships—has been crucial to maintaining operational, brand, and cultural stability through times of transition. This past year, we saw our succession plan bear fruit time and again as various veteran members of our team took on new responsibilities as they advanced into more senior roles. Their robust leadership training and long tenures as Enterprise Bankers ensured seamless business continuity.





Festive Lowell, Tom Gill

After a remarkable 36-year career at Enterprise Bank, including 17 as our Chief Executive Officer, Jack Clancy retired in June. A lifelong resident of the Greater Lowell area, Jack joined Enterprise Bank during its founding in 1988 as Chief Financial Officer and Treasurer. He came aboard as Enterprise Bank's second employee and was instrumental in helping grow our Enterprise from a single location in downtown Lowell to 27 branches in Massachusetts and New Hampshire. Steve Larochelle, our Chief Banking Officer (CBO), 28-year Enterprise Banker, and a 40-year banking veteran, was chosen to succeed Jack as our CEO. Susan Covey, who served as our Branch Administration Director, was promoted to CBO.

In October, Stephen Irish retired as Chief Operating Officer (COO). One of our earliest team members, his career spanned an era of rapid technological evolution, and he was instrumental in leading our Bank from its earliest days to becoming the institution it is today. Brian Collins, who joined us 25 years ago as a management trainee, and who had served as our Chief Digital and Operations Officer, was promoted to the COO role.

In March, Michael Gallagher, our Chief Risk Officer (CRO), retired after 21 years of service to Enterprise Bank. In alignment with our succession plan, Meaghan Lally-McGurl, an 18-year Enterprise team member who had been serving as our Chief Information Security Officer, was selected to succeed Mike as our CRO.

Talent, however, cannot come solely from within. In order to foster an environment of diverse ideas, perspectives, and experiences, it is imperative that we balance internal development with fresh outside expertise. Therefore, last April, we welcomed David Lynch, formerly of Cambridge Trust, to lead Enterprise Wealth Management as Managing Director and Chief Investment Officer. Along with extensive industry experience gained at top financial and banking institutions, David has brought a wealth of new insights and knowledge to our Bank, challenging our existing processes and augmenting the value we can provide, enabling us to better serve our clients.



Girl Dancing, Will Winslow



Spaulding House, Mark Romanowsky

Our Communities

As reflected in our purpose statement, Enterprise Bank is committed to making a positive difference in the lives of the individuals, businesses, and communities we so passionately serve. We endeavor to play an active role in making every community in which we operate a better place to live and work.

Being a true community bank means that the communities we operate in and serve are extensions of our Bank—their success is our success, and vice versa. Our team members live and immerse themselves within our communities, volunteering, serving on nonprofit boards, attending local events, and fostering meaningful relationships. 'Community bank' is more than just a label we define ourselves by; it's a promise to every community that welcomes us—one that our bankers live, breathe, and strive towards every single day.

In 2024, our team members collectively volunteered more than 28,000 hours within our communities. In addition, 195 team members serve on 275 boards and committees with 94 team members serving on more than one board or committee. As a bank, we made more than $1.5 million in charitable contributions to local nonprofits and causes, supporting the important work they do in service of our shared communities. We were honored to be recognized once again by the *Boston Business Journal* as a top contributor both philanthropically and in volunteerism, in September during their Corporate Citizens awards program.



Our Future

Since opening our doors, Enterprise Bank has been devoted to relationship-driven growth and service. Over the past year, we continued to invest in that commitment with ongoing customer experience training throughout our branch network, the remodeling of two branch locations to create more welcoming and consultative spaces, and the rollout of various new technology deployments and updates to better support our team members and serve our customers. The performance we recorded in 2024 is a testament to the value of our people-focused banking approach and our continuous efforts to adapt and evolve.

Much has changed in our industry since 1989: regulatory compliance costs have risen, the importance of investing in technology is at an all-time high, the threat of a downturn in the credit cycle is ever-present, and competitive risk has steadily increased.

With all of this in mind, and with a strong fiduciary responsibility at heart, our Board of Directors decided it was an appropriate time to consider merging the Bank with a larger institution. Rockland Trust's reputation, values, track record of success, and compelling offer made them the best match for our team members, customers, communities, and stakeholders. Subject to shareholder and regulatory approval, we expect the merger with Rockland Trust to be completed in the second half of 2025.

While this is likely the last annual report we will issue as Enterprise Bank, we will move forward with the values we have embraced and lived by as we continue our work with Rockland Trust.

Rocky Coast, Carlton Plummer



With deep gratitude,



Richard W. Main
President

George L. Duncan
Chairman

Steven R. Larochelle
Chief Executive Officer





2024 FINANCIAL HIGHLIGHTS

Operating Results

- Net income of $38.7 million, or $3.12 per diluted share for 2024, versus $38.1 million, or $3.11 per diluted share for 2023
- ROA of 0.82%, and ROE of 11.27%

Loans

- Loans of $3.98 billion at December 31, 2024, an increase of 12% versus December 31, 2023
- Loan to deposit ratio of 95%
- Loan to asset ratio of 83%

Capital

- Paid a dividend of $0.96 per share
- Total capital to risk weighted assets ratio of 13.06% at December 31, 2024

Deposits

- Deposits of $4.19 billion at December 31, 2024, an increase of 5% versus December 31, 2023

Asset Quality

- Nonperforming loans to total loans of 0.67% at December 31, 2024
- Net charge-offs of $206 thousand

Liquidity

- $83.8 million in cash and equivalents at year end
- Approximately $970 million in available borrowing capacity at the FHLB/FRB at December 31, 2024

COMPOUND ANNUAL GROWTH RATES THROUGH 12/31/24

ITEM	LAST FIVE YEARS	LAST TEN YEARS	LAST FIFTEEN YEARS	LAST TWENTY YEARS
Assets	8%	9%	9%	9%
Loans Outstanding	9%	9%	9%	10%
Customer Deposits	8%	10%	9%	9%
Net Income	3%	10%	11%	9%

This growth has been entirely organic.

Selected Financial Data and Ratios

Year Ended December 31	2024	2023	2022	2021	2020
BALANCE SHEET DATA	(dollars in thousands, except per share data)				
Total cash and cash equivalents	$ 83,841	$ 56,592	$ 267,589	$ 436,576	$ 253,782
Total investment securities at fair value	593,595	668,171	820,371	958,215	583,049
Total loans [1]	3,982,898	3,567,631	3,180,518	2,920,684	3,073,860
Allowance for credit losses	63,498	58,995	52,640	47,704	44,565
Total assets	4,827,726	4,466,034	4,438,333	4,447,819	4,014,324
Total deposits	4,187,698	3,977,521	4,035,806	3,980,239	3,551,263
Subordinated debt	59,815	59,498	59,182	58,979	73,744
Total shareholders' equity	360,748	329,117	282,267	346,895	334,426
Total liabilities and shareholders' equity	4,827,726	4,466,034	4,438,333	4,447,819	4,014,324
WEALTH MANAGEMENT					
Wealth assets under management [2]	$ 1,230,014	$ 1,077,761	$ 891,451	$ 1,041,409	$ 976,502
Wealth assets under administration [2]	$ 305,930	$ 242,338	$ 198,586	$ 257,867	$ 210,900
SHAREHOLDERS' EQUITY RATIOS					
Book value per common share	$ 28.98	$ 26.82	$ 23.26	$ 28.82	$ 28.01
Dividends paid per common share	$ 0.96	$ 0.92	$ 0.82	$ 0.74	$ 0.70
REGULATORY CAPITAL RATIOS					
Total capital to risk weighted assets	13.06%	13.12%	13.49%	13.73%	14.62%
Tier 1 capital to risk weighted assets [3]	10.38%	10.34%	10.56%	10.62%	10.77%
Tier 1 capital to average assets	8.94%	8.74%	8.10%	7.56%	7.52%
CREDIT QUALITY DATA					
Non-performing loans	$ 26,687	$ 11,414	$ 6,122	$ 26,522	$ 38,050
Non-performing loans to total loans	0.67%	0.32%	0.19%	0.91%	1.24%
Non-performing assets to total assets	0.55%	0.26%	0.14%	0.60%	0.95%
ACL for loans to total loans	1.59%	1.65%	1.66%	1.63%	1.45%
Net charge-offs	$ 206	$ 105	$ 239	$ 3,964	$ 1,548
INCOME STATEMENT DATA					
Net interest income	$ 147,864	$ 153,084	$ 151,798	$ 141,556	$ 130,134
Provision for credit losses	1,985	9,249	5,800	1,770	12,499
Total non-interest income	22,879	17,609	18,462	18,107	17,247
Total non-interest expense	117,132	110,199	108,314	102,135	93,254
Income before income taxes	51,626	51,245	56,146	55,758	41,628
Provision for income taxes	12,893	13,187	13,430	13,587	10,172
Net income	$ 38,733	$ 38,058	$ 42,716	$ 42,171	$ 31,456
INCOME STATEMENT RATIOS					
Diluted earnings per common share	$ 3.12	$ 3.11	$ 3.52	$ 3.50	$ 2.64
Return on average total assets	0.82%	0.85%	0.96%	0.98%	0.82%
Return on average shareholders' equity	11.27%	12.48%	14.47%	12.49%	9.95%
Net interest margin (tax-equivalent) [4]	3.23%	3.51%	3.54%	3.44%	3.59%

(1) Balance includes PPP loans of $2.2 million, $71.5 million and $443.1 million at December 31,2022, 2021 and 2020, respectively.
(2) Wealth assets under management and wealth assets under administration are not carried as assets on the Company's Consolidated Balance Sheet. Please refer to the Company's Form 10-K for more information.
(3) Ratio also represents common equity tier 1 capital to risk-weighted assets as of the periods presented.
(4) Tax-equivalent net interest margin is net interest income adjusted for the tax-equivalent effect associated with tax-exempt loan and investment income, expressed as a percentage of average interest-earning assets.

COMMUNITY IS
EVERYTHING






COMMUNITY INVOLVEMENT IS LIKE ART—EACH ACT OF SERVICE ADDS A UNIQUE BRUSHSTROKE, CREATING A MASTERPIECE OF CONNECTION, SUPPORT, AND SHARED PURPOSE.

- Enterprise Bank team members volunteered more than 28,000 hours.
- As a bank, we made more than $1.5 million in charitable contributions.
- 195 team members serve on 275 boards and committees with 94 team members serving on more than one board or committee.



NH
MA
CT
RI
Derry
Nashua
Lawrence
Lowell
Leominster
Boston
Worcester
Plymouth
Providence
Rockland Trust (126)
Enterprise Bank (27)

OUR FOOTPRINT AND ROCKLAND TRUST'S FOOTPRINT COME TOGETHER LIKE BRUSHSTROKES ON A CANVAS, COMPLEMENTING EACH OTHER.

With minimal geographic overlap, there are no plans to close any branches. The proposed merger will create a branch network of more than 150 locations, providing enhanced convenience for our customers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent Bank Corp. ("Independent") and Enterprise, the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements reflect the current views of Independent and Enterprise Bancorp, Inc. ("Enterprise") with respect to future events and financial performance, and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs, expectations, plans, predictions, forecasts, objectives, assumptions or future events or performance, are forward-looking statements. Forward-looking statements often, but not always, may be identified by words such as expect, anticipate, believe, intend, potential, estimate, plan, target, goal, or similar words or expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Independent and Enterprise caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Independent's and Enterprise's control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Enterprise and Independent market areas; (6) increased competition in the markets of Independent and Enterprise; (7) success, impact, and timing of business strategies of Independent and Enterprise; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Enterprise and Independent on the combined entities' operations, financial condition, and financial results; (10) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (11) the failure to obtain Enterprise shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; (12) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (13) the outcome of any legal proceedings that may be instituted against Independent or Enterprise; (14) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Enterprise do business; (15) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (16) diversion of management's attention from ongoing business operations and opportunities; (17) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (18) the dilution caused by Independent's issuance of additional shares of its capital stock in connection with the proposed transaction; (19) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; and (20) other factors that may affect the future results of Independent and Enterprise.

Additional factors that could cause results to differ materially from those described above can be found in Independent's Annual Report on Form 10-K for the year ended December 31, 2024, including in the respective "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of such report, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the "SEC") and available in the "Investor Relations" section of Independent's website, www.rocklandtrust.com, under the heading "SEC Filings" and in other documents Independent files with the SEC, and in Enterprise's Annual Report on Form 10-K for the year ended December 31, 2024, including in the respective "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the "Investor Relations" section of Enterprise's website, enterprisebancorp.q4ir.com, under the heading "SEC Filings" and in other documents Enterprise files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Independent nor Enterprise assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable law. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made with respect to the proposed transaction involving Independent and Enterprise. This material is not a solicitation of any vote or approval of the Enterprise shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Independent and Enterprise may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction between Independent and Enterprise, Independent has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") that includes a proxy statement for a special meeting of Enterprise's shareholders to approve the proposed transaction and that also constitutes a prospectus for the Independent common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Enterprise has mailed the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Independent's and Enterprise's public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Independent and Enterprise, can be obtained, free of charge, as they become available at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Bancorp, Inc., 222 Merrimack Street, Lowell, MA 01852, Attention: Corporate Secretary, telephone (978) 656-5578.

PARTICIPANTS IN THE SOLICITATION

Independent, Enterprise, and certain of their respective directors, executive officers and employees may, under the SEC's rules, be deemed to be participants in the solicitation of proxies from the shareholders of Enterprise in connection with the proposed transaction. Information regarding Independent's directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 28, 2025, and other documents filed by Independent with the SEC. Information regarding Enterprise's directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 7, 2025 and other documents filed by Enterprise with the SEC. Other information regarding the persons who may, under the SEC's rules, be deemed to be participants in the proxy solicitation of Enterprise's shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed with the SEC when they become available, which may be obtained free of charge as described in the preceding paragraph.

Enterprise Bancorp, Inc. and Enterprise Bank

BOARD OF DIRECTORS

George L. Duncan
Founder and Chairman of the Board

James F. Conway III
Vice Chairman and Lead Director of the Board
Former President, Chief Executive Officer
and Chairman, Courier Corporation

John A. Koutsos
Secretary of the Board
President, Alec's Shoe Store, Inc.

Kenneth S. Ansin
President, Ansin Consulting Group

Gino J. Baroni
Owner and Managing Principal,
Trident Project Advantage Group

John R. Clementi
Chief Executive Officer, Longview Development, LLC
Former President, Plastican, Inc.

Dr. Carole A. Cowan
Former President, Middlesex Community College

Normand E. Deschene
Former Chief Executive Officer,
Wellforce

John T. Grady, Jr.
Senior Advisor, G2 Capital Advisors

Mary Jane King
President, Conway Management Company

Steven R. Larochelle
Chief Executive Officer,
Enterprise Bank

Joseph C. Lerner
Managing Partner, 819 Energy, LLC

Richard W. Main
President, Enterprise Bank

Dr. Jacqueline F. Moloney
Professor and Chancellor Emerita,
University of Massachusetts Lowell

Michael T. Putziger
Chairman, WinnCompanies

Carol L. Reid
Former Corporate Controller and
Chief Accounting Officer, Avid Technology, Inc.

Nickolas Stavropoulos
Former President and Chief Operating Officer,
Pacific Gas and Electric Company

General Counsel
Gallagher & Cavanaugh LLP

SEC & Regulatory Counsel
Hunton Andrews Kurth LLP

Financial Consultant
Raymond L. Anstiss, Jr., CPA

**Advisor to the
Enterprise Wealth Management Committee**
Marcia S. Wagner, Esquire

Honorary Board Members
Jack P. Clancy, Jr.
Nancy L. Donahue
Lucy A. Flynn
Eric W. Hanson
John P. Harrington
Arnold S. Lerner
Shelagh E. Mahoney
Luis M. Pedroso



Investor Relations
Enterprise Bancorp, Inc.
222 Merrimack Street, Lowell, MA 01852
978-459-9000 • shareholders@ebtc.com

Transfer Agent and Registrar
Shareholders who have questions regarding their
ownership of Enterprise Bancorp, Inc. stock should
contact our transfer agent:
Computershare Investor Services
PO Box 43006, Providence, RI 02940-3006
888-218-4390

A Woman Looking Out A Window,
Bernard Petruzziello





*Blue And
Red Panels*,
Dan Rocha

Rialto On Upper Central Street,
Vassilios (Bill) Giavis





*Magnolia Still Life with Mirror
& Drape*,
Meredith Fife Day



Prince's Bookstore,
Janet Lambert-Moore


EB Enterprise Bancorp, Inc.
parent company of **Enterprise Bank**

info@ebtc.com • EnterpriseBanking.com
The common stock of Enterprise Bancorp, Inc. is traded on the NASDAQ Stock Market under the symbol "EBTC".

 

**Member
FDIC**   **002CSNF69E**